Mail Stop 4561

June 7, 2006

By U.S. Mail and facsimile to (703) 707-5018

Steven L. Lilly
Chief Financial Officer
National Rural Utilities Cooperative Finance Corporation
2201 Cooperative Way
Herndon, VA 20171

      Re: National Rural Utilities Cooperative Finance Corporation
               Form 10-K for Fiscal Year Ended May 31, 2005
               Forms 10-Q for Fiscal Quarters Ended
               August 31, 2005, November 30, 2005
               Filed January 12, 2006
               File No. 001-07102

Dear Mr. Lilly:

      We have reviewed your response to our review filed with the Commission on May 1, 2006 and have the following additional comments. Please provide us with the requested information so we may better understand your response. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 2

Margin Analysis

Operating Expenses, page 11

1. Please refer to our previous comment 1. We note that your current disclosure
   appears to be a variation on the requirements of Item I.B of Industry Guide 3.
   Please revise to include the disclosures in the format required by that Item. To the
   extent you retain the current presentation, please revise to discuss what it depicts
   and why you think it is meaningful.

Consolidated Financial Statements, page 43

Consolidated and Combined Statements of Operations, page 50

2. Please refer to our previous comment 3. Please tell us the following related to
   your cost of funds:

   • Please tell us why you believe it is appropriate to net arbitrage income
     with your cost of funds expense;

   • Please clarify if the amortization of fees related to the revolving credit
     agreements is an income or expense item. If it is an income item, please
     tell us why you believe it is appropriate to net this income with your cost
     of funds expense;

   • You report a Gross Margin in your Consolidated and Combined
     Statements of Operations, however, it does not appear to include both
     direct and indirect costs.   Please revise your filings to conform with
     Article 5-02(2) of Regulation S-X and SAB Topic 11:B; and,

   • Please provide us with an example of your proposed disclosures.

(4) Short-Term Debt and Credit Arrangements, page 65

3. Please refer to our previous comment 5. We note your response that you intend to
   prospectively discontinue classifying your line of credit due within one year as
   long term debt beginning with the May 31, 2006 Form 10-K. However, it
   remains unclear why you classified the line of credit as long term debt in the 2005
   Form 10-K. Please tell us the following related to the line of credit as of May 31,
   2005:

- Tell us the terms and conditions of the line of credit, the payment terms, and any callable features of this debt; and,

- Tell us why you believe that the classification of the line of credit as long term debt is appropriate and state whether you intended to refinance the line of credit with long term debt upon its maturity.

4. We note that in your response to our previous comment 5 that you believe that the presentation of short term debt and long term debt separately on the balance sheet provides useful information to investors even though you do not present a classified balance sheet. However, Article 5-02 of Regulation S-X requires a classified balance sheet presentation. Please revise your balance sheet accordingly and provide us with your proposed disclosures.

(7) Derivative Financial Instruments, page 68

5. Please refer to our previous comment 6. We note that you are assessing the effectiveness of your interest rate swaps that qualified for hedge accounting under paragraph 68 of SFAS 133. Please tell us the following related to all interest rate swaps:

- The nature and terms of the hedged item or transaction;

- The nature and terms of the derivative instruments;

- How you determined that the hedges met the conditions of paragraph 68 of SFAS 133 in assuming no hedge ineffectiveness.

 (12) Guarantees, page 74

6. Please refer to our prior comment 7. Provide us with an example of your proposed disclosures.

* * * * *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comments, indicates your intent to include the requested revisions in future filings and provides any requested supplemental information. Please file your response on EDGAR and provide us with your intended disclosures to be included in your future

Steven L. Lilly
National Rural Utilities Cooperative Finance Corporation
June 7, 2006
Page 4

filings. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Rebekah Moore, Staff Accountant, at (202) 551-3463 or me at (202) 551-3851 if you have questions.

Sincerely,

Paul Cline
Senior Accountant